April 13, 2021

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention: Joseph Klinko
John Cannarella

RE:    FirstEnergy Corp.
    Form 10-K for the Fiscal Year ended December 31, 2020
    Filed February 18, 2021
    File No. 333-21011

Ladies and Gentlemen:
This letter responds to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Hyun Park, Senior Vice President and Chief Legal Officer of FirstEnergy Corp. (the “Company”), dated April 5, 2021 (the “Comment Letter”) in regard to the above-referenced Form 10-K (the “Form 10-K”) filed by the Company on February 18, 2021.

The Company’s responses to the comments presented in the Comment Letter are set forth below the full text of the Staff’s respective comment. Capitalized terms not defined in this letter shall have the meaning given them in the Form 10-K.

Form 10-K for the Fiscal Year ended December 31, 2020

Financial Statements
Note 15. Commitments, Guarantees, and Contingencies, page 121

1.    We note your response to prior comment one explaining that you do not have any environmental obligation or loss contingency as of December 31, 2020, with respect to the Three Mile Island Nuclear Generating Station Unit 2 ("TMI-2"). You state “The terms of the PSA and the ancillary agreements also include Buyer’s assumption of liability for all responsibility for the TMI-2 site, including full decommissioning and ongoing management of core debris material not previously transferred to the DOE....”

    However, in describing the transaction on pages 66 and 126, you indicate only that the transfer included "related liabilities" and we see that you have risk factor disclosures on page 15 stating “We Are or May Be Subject to Environmental Liabilities, Including Costs of Remediation of Environmental Contamination at Current or Formerly Owned Facilities, Which Could Have a

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
April 13, 2021

Material Adverse effect on Our Results of Operations and Financial Condition,” and “We cannot predict the amount and timing of all future expenditures (including the potential or magnitude of fines or penalties) related to such environmental matters, although we expect that they could be material.”

    We understand from your response that no actual liabilities currently fall within the category of "Excluded Liabilities" under the PSA and that you have assessed your exposure to loss contingencies associated with TMI-2 subsequent to the transfer as remote. Therefore, we believe that you should revise your description of the transaction in subsequent periodic reports to include the clarifying language referenced above from your response, and modify the risk factor disclosure to clarify that the exposure being described is unrelated to TMI-2, as you have indicated in your response.

Response:

We acknowledge the Staff’s comment regarding the description of the transfer and dismantlement of TMI- 2 and, in future filings, management will provide additional disclosure concerning the transferred liabilities accepted by TMI-2 Solutions, LLC, a subsidiary of EnergySolutions, LLC, pursuant to the asset purchase and sale agreement in the substantially the following form:

On October 15, 2019, JCP&L, ME, PN and GPUN executed an asset purchase and sale agreement with TMI-2 Solutions, LLC, a subsidiary of EnergySolutions, LLC, concerning the transfer and dismantlement of TMI-2. This transfer of TMI-2 to TMI-2 Solutions, LLC, will include the: (i) transfer of the ownership and operating NRC licenses for TMI-2; (ii) transfer of the external trusts for the decommissioning and environmental remediation of TMI-2; and (iii) the assumption by TMI-2 Solutions, LLC, of certain liabilities, including all responsibility for the TMI-2 site, full decommissioning of TMI-2 and ongoing management of core debris material not previously transferred to the United States Department of Energy. On August 10, 2020, JCP&L, ME, PN, GPUN, TMI-2 Solutions, LLC, and the PA DEP reached a settlement agreement regarding the decommissioning of TMI-2. On December 2, 2020, the NJBPU issued an order approving the transfer and sale under the conditions requested by Rate Counsel and agreed to by JCP&L. Those conditions will restrict JCP&L from seeking recovery from its ratepayers for any future liabilities JCP&L could incur with respect to TMI-2. Also, on December 2, 2020, the NRC issued its order approving the license transfer as requested. With the receipt of all required regulatory approvals, the transaction was consummated on December 18, 2020.

We acknowledge the Staff’s request to modify the risk factor in the Form 10-K entitled “We Are or May Be Subject to Environmental Liabilities, Including Costs of Remediation of Environmental Contamination at Current or Formerly Owned Facilities, Which Could Have a

Division of Corporation Finance
Office of Energy & Transportation
U.S. Securities and Exchange Commission
April 13, 2021

Material Adverse effect on Our Results of Operations and Financial Condition” (the “Risk Factor”). We respectfully refer the Staff to our March 26, 2021 response (the “Original Response”), in which we stated “In the unlikely event that decommissioning of TMI‐2 is not completed by the Buyer and EnergySolutions . . . . CERCLA claims against a former licensee (owner or operator) such as the Sellers could potentially be made to recover the cost of final remediation.” We also stated in the Original Response that “. . . . we believe any residual environmental risk associated with TMI-2 under CERCLA or otherwise, is hypothetical, typical to any former owner of nuclear generating facilities and is remote.” Although management believes that the Company’s exposure to residual environmental risk associated with TMI-2 is remote for purposes of accounting treatment and disclosure under applicable FASB ASC guidance, we believe that the Risk Factor appropriately addresses our risk with respect to environmental liabilities associated with our formerly owned properties, including TMI-2. The Risk Factor states, in part: “[i]n some cases, a third party who has acquired assets from us has assumed the liability we may otherwise have for environmental matters related to the transferred property. If the transferee fails to discharge the assumed liability or disputes its responsibility, a regulatory authority or injured person could attempt to hold us responsible, and our remedies against the transferee may be limited by the financial resources of the transferee.” Although the risks associated with failures by transferees to discharge assumed liabilities at a particular site may be remote (and, as noted in the Original Response, is remote with respect to TMI-2), such failures individually or in the aggregate could be material to the Company. For example, governmental proceedings and litigation related to failures by transferees to discharge assumed liabilities may result in significant litigation costs, even if we are ultimately successful in such proceedings or litigation. As such, we believe adding clarifying language to the Risk Factor to exclude TMI-2, or other properties on a property by property basis, would be inaccurate.

In connection with your comments, we acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (330) 384-5296.

Very truly yours,

/s/ Jason J. Lisowski

Jason J. Lisowski
Vice President, Controller and Chief Accounting Officer